
INDEX
-----
                                                                                                                            Page no.
                                                                                                                            --------
Item 1: Financial Statements

Condensed Consolidated Balance Sheets in Accordance with Dutch Accounting Principles at June 30, 2000 and December 31,
 1999                                                                                                                              2

Condensed Consolidated Income Statements in Accordance with Dutch Accounting Principles for the six months ended June 30,
 2000 and June 30, 1999                                                                                                            3

Condensed Consolidated Cash Flow Statements in Accordance with Dutch Accounting Principles for the six months ended June
 30, 2000 and June 30, 1999                                                                                                        4

Notes to the Condensed Consolidated Financial Statements                                                                           5

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations                                     14

                                   Exhibit A

CONDENSED CONSOLIDATED BALANCE SHEETS
In Accordance with Dutch Accounting Principles


Amounts in million EUR
                                                                         June 30,      December 31,
                                                                           2000           1999
                                                                          -------        -------
                                                                        (unaudited)        (note)
Investments                                                               119,868        112,989
Investments for the account of policyholders                              115,195        108,276
Other assets                                                                7,349          7,543
                                                                          -------        -------
Total assets                                                              242,412        228,808

Shareholders' equity                                                       12,376         13,543
Capital securities                                                          1,356          1,329
Subordinated (convertible) loans                                              694            703

Technical provisions                                                       86,870         81,869
Technical provisions with investments for the account of policyholders    115,195        108,276
Other liabilities                                                          25,921         23,088
                                                                          -------        -------
Total liabilities and shareholders' equity                                242,412        228,808

Note: The balance sheet at December 31, 1999 has been derived from audited financial statements at that date but does not include all of the information and footnotes required for complete financial statements.


         See notes to the Condensed Consolidated Financial Statements.

CONDENSED CONSOLIDATED INCOME STATEMENTS
In Accordance with Dutch Accounting Principles


Amounts in million EUR (except per share data)

                                                         Six months ended
                                                      June 30,       June 30,
                                                       2000           1999
                                                      ------         ------
                                                    (unaudited)    (unaudited)
Revenues
--------

Gross premiums                                        10,515          6,458
Investment income                                      4,644          2,591
Income from banking activities                           196            330
                                                      ------         ------
Total revenues                                        15,355          9,379

Benefits and expenses
---------------------

Premiums to reinsurers                                   978            272
Benefits paid and provided                            10,340          6,083
Profit sharing and rebates                               244            431
Commissions and expenses for own account               1,981          1,316
Interest                                                 360            330
Miscellaneous income and expenditure                      32             34
                                                      ------         ------
Total benefits and expenses                           13,935          8,466

Income before tax                                      1,420            913
Corporation tax                                         (412)          (234)
                                                      ------         ------
Net income                                             1,008            679

Net income per share:
  Basic                                                 0.76           0.59
  Diluted                                               0.75           0.58
Dividend per share                                      0.30           0.26

          See notes to the Condensed Consolidated Financial Statements

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
In Accordance with Dutch Accounting Principles


Amounts in million EUR

                                                                 Six months ended
                                                               June 30,     June 30,
                                                                2000         1999
                                                               -------      -------
                                                             (unaudited)  (unaudited)

CASH FLOW FROM OPERATING ACTIVITIES

Net income                                                       1,008          679
Increase in technical provisions after reinsurance               6,195        7,201
Other                                                            1,806          183
                                                               -------      -------
                                                                 9,009        8,063

CASH FLOW FROM INVESTING ACTIVITIES

Invested and acquired                                          (30,896)     (21,219)
Disposed and redeemed                                           27,170       19,207
Change in investments for account of policyholders              (5,608)      (6,367)
Other                                                             (267)        (153)
                                                               -------      -------
                                                                (9,601)      (8,532)

CASH FLOW FROM FINANCING ACTIVITIES

Repurchased own shares                                            (425)           0
Dividend paid                                                     (136)        (251)
Annuity deposits                                                12,308        5,125
Annuity repayments                                             (10,969)      (3,947)
Other                                                              (30)        (448)
                                                               -------      -------
                                                                   748          479

CHANGE IN LIQUID ASSETS                                            156           10

The cash flow statement has been set up according to the indirect method and also complies with International Accounting Standard No. 7. Only those changes affecting liquid assets have been taken into account. The effects of revaluations and currency exchange rate differences have therefore not been included. The influence of currency exchange rate differences on liquid assets kept in foreign currencies is not material.

Amounts paid in cash in the first six months of 2000 for interest totaled EUR 444 million (1999: EUR 432 million) and for federal and foreign income taxes EUR 503 million (1999: EUR 153 million).


         See notes to the Condensed Consolidated Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements are presented in accordance with Dutch Accounting Principles.

Certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted, but all adjustments (consisting of normal recurring accruals) which in the opinion of management are necessary for a fair presentation of these interim financial statements are included.

Net income for the six months ended June 30, 2000 is not necessarily indicative of the results that may be expected for the year ending December 31, 2000. For further information, refer to the consolidated financial statements and footnotes thereto included in AEGON NV's annual report on Form 20-F and the AEGON Insurance Group annual report for the year ended December 31, 1999.

Foreign currency
Assets and liabilities in foreign currencies are converted at the period-end exchange rates after consideration of transfer risks, where necessary. Income statement items in foreign currencies are converted at the average currency exchange rates for the reporting period.


The most important closing rates are:
                                         June 30,  December 31,
                                            2000          1999

Dutch Guilder (NLG)                       2.20371       2.20371
US Dollar (USD)                           0.95560       1.00460
Swiss Franc (CHF)                         1.55760       1.60550
Pound Sterling (GBP)                      0.63230       0.62170
German Mark (DEM)                         1.95583       1.95583
Spanish Peseta (ESP)                      166.386       166.386
Japanese Yen (JPY)                        100.570       102.730
Hungarian Forint (HUF)                    260.120       254.920

(2) NET INCOME PER SHARE

Net income per share, based on Dutch Accounting Principles, is set out in the accompanying condensed consolidated income statements, and is calculated based on the net income available to common shareholders. The weighted average number of common shares gives effect, in all periods presented, to stock dividends and the two for one stock-split, effected May 30, 2000. Per share amounts for net income were calculated using (1) an earnings per common share basic calculation and (2) an earnings per common share-assuming dilution calculation. A reconciliation of the factors used in the two calculations and between the Dutch and US accounting basis is as follows:

                                                                              Six months ended June 30,
                                                                              -------------------------
Numerator: (amounts in million EUR)                                               2000      1999

Dutch accounting principles:
Net income                                                                       1,008       679
Less: dividends on preferred shares                                                 (2)       (1)
Net income used in basic calculation                                             1,006       678
Plus: interest on convertible debt                                                   1         1
Net income used in diluted calculation                                           1,007       679

US accounting principles:
Net income based on Dutch accounting principles used in basic calculation        1,006       678
US adjustments to net income                                                       421       308
Net income based on US accounting principles used in basic calculation           1,427       986

Net income based on Dutch accounting principles used in diluted calculation      1,007       679
US adjustments to net income                                                       421       308
Net income based on US accounting principles used in diluted calculation         1,428       987

Denominator: (number of shares, in millions)
Weighted average shares, as used in basic calculation                          1,316.0   1,153.9
Shares to cover conversion of convertible debt                                     3.4       5.3
Addition for stock options outstanding during the year                            14.3      17.0
Weighted average shares, as used in diluted calculation                        1,333.7   1,176.2

                                                                              Six months ended June 30,
                                                                              -------------------------
                                                                                  2000      1999
                                                                                   EUR       EUR
Net income per share, based on US accounting principles
Basic                                                                             1.08      0.85
Diluted                                                                           1.07      0.84

(3) DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES USED BY AEGON AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying unaudited condensed consolidated financial statements of AEGON N.V. are presented in accordance with Dutch Accounting Principles. Dutch Accounting Principles differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The following is a summary of differences between Dutch Accounting Principles and US GAAP which have an impact on reported Shareholders' Equity or Net Income. The description of the Dutch Accounting Principle is shown first followed by a description of US GAAP.

DESCRIPTION OF DIFFERENCES IN ACCOUNTING PRINCIPLES


Amounts in million EUR                                       Shareholders' Equity
                                                             US Accounting Principles
                                                             higher (lower) than
                                                             Dutch Accounting Principles

                                                                June 30,  December 31,
Dutch Accounting Principles/US Accounting Principles               2000          1999


Shareholders' Equity in accordance with Dutch Accounting
Principles                                                       12,376        13,543

Adjustments:

Real estate;                                                       (829)         (793)
    Carried at original cost for a maximum of five years;
    appraisal increments recognized thereafter;

    Carried at depreciated cost.

Debt securities;                                                   (895)         (816)
    Debt securities are valued at amortized cost;

    Debt securities are classified as available for sale and valued at market value. The impact is shown net of amounts to satisfy policyholder commitments, adjustment of deferred policy acquisition costs and applicable taxes.

Goodwill (arising from acquisitions);                             6,028         3,986
    Directly charged to shareholders' equity in year
    of acquisition;

    Capitalized and amortized over various periods not exceeding 20 years.

Amounts in million EUR                                         Shareholders' Equity
                                                               US Accounting Principles
                                                               higher (lower) than
                                                               Dutch Accounting Principles

                                                                  June 30,  December 31,
Dutch Accounting Principles/US Accounting Principles                 2000          1999

Technical provisions (including deferred policy
acquisition costs/acquired insurance in force);                       964           901
    Calculated on recent assumptions;

    Calculated on assumptions when the policy was issued or on recent assumptions.

Realized gains and losses on debt securities;                        (178)           33
    Realized investment gains and losses on debt securities
    are deferred and released to income over the estimated
    average remaining maturity term;

    Recognized as income when realized.

Deferred taxation;                                                   (196)         (312)
    Calculated using discounted tax rates;

    Calculated using nominal tax rates.

Deferred taxation on US GAAP adjustments;                            (251)         (200)
    Tax impact on the adjustments.

Dividends;                                                            475           460
    Accrued as a liability;

    Not recognized until they become irrevocable.

Balance of other items;                                               146           248
    Certain expenses are recorded in different periods
    on the two bases of accounting.

                                                                   ------        ------
Approximate Shareholders' Equity in accordance with US GAAP        17,640        17,050

DESCRIPTION OF DIFFERENCES IN ACCOUNTING PRINCIPLES

Amounts in million EUR                                                  Net Income
                                                                        US Accounting Principles
                                                                        higher (lower) than Dutch
                                                                        Accounting Principles

                                                                        Six months ended June 30,
Dutch Accounting Principles/US Accounting Principles                        2000          1999

Net Income in accordance with Dutch Accounting Principles                   1,008            679

Adjustments:

Real estate;                                                                  (26)           (18)
 Carried at original cost for maximum of five years;
 appraisal increments recognized thereafter;

 Carried at depreciated cost.

Goodwill (arising from acquisitions);                                        (146)           (41)
 Directly charged to shareholders' equity in year of acquisition;

 Capitalized and amortized over various periods not exceeding
 20 years.

Technical provisions (including deferred policy acquisition costs/acquired
insurance in force);                                                           10            (69)
 Calculated on recent assumptions;

 Calculated on assumptions when the policy was issued or on recent assumptions.

Realized gains and losses on debt securities;                                (264)             4
 Realized gains and losses on debt securities are deferred and released to income over the estimated average remaining maturity term;

    Recognized as income when realized.

Realized gains and losses on shares and real estate;                          755            431
    Realized gains and losses on shares and real estate are added to the revaluation reserve. From this reserve amounts are released to income, so that together with the direct yield, a 30 year moving average total rate of return is recognized;

    Recognized as income when realized.

Amounts in million EUR                                                  Net Income
                                                                        US Accounting Principles
                                                                        higher (lower) than Dutch
                                                                        Accounting Principles

                                                                        Six months ended June 30,
                                                                            2000          1999

Deferred taxation;                                                             43             45
    Calculated using discounted tax rates;

    Calculated using nominal tax rates.

Deferred taxation on US GAAP adjustments;                                     134             35
    Tax impact on the adjustments.

Cash settlements of convertible loan and stock options;                       (19)           (81)
    Charged to shareholders' equity;

    Charged to income.

Balance of other items;                                                       (66)             2
    Certain expenses are recorded in different periods
    on the two bases of accounting.
                                                                            -----          -----
Approximate Net Income in accordance with US GAAP                           1,429            987

Other comprehensive income, net of tax:
Foreign currency translation adjustments                                      493            838
Unrealized gains during period                                                130            188
Reclassification adjustment for gains included in net income                 (629)          (467)

                                                                            -----          -----
Approximate Comprehensive Income in accordance with US GAAP                 1,423          1,546

US GAAP approximate net income per share (in EUR):
    Basic                                                                    1.08           0.85
    Diluted                                                                  1.07           0.84

(4) BUSINESS SEGMENT INFORMATION

AEGON has the following reportable geographic segments: Americas, The Netherlands, United Kingdom and Other countries, which include Hungary, Spain and other units. Crucial differences exist in local markets and for this reason AEGON emphasizes a decentralized organization structure. The operating companies, with knowledgeable and highly experienced local management and employees, market their own, unique products using tailored distribution channels. Close to 90% of AEGON's core business is life insurance, pension and related savings and investment products. The Group is also active in accident and health insurance, property and casualty insurance and limited banking activities.

AEGON evaluates performance and allocates resources based on income before interest charges and taxes, based on Dutch accounting principles. The accounting policies of the reportable segments are the same as those used for the consolidated financial statements. Intersegment revenue and expenditures for additions to long-lived assets are not significant.

Set forth below is a summary of total revenues (including investment income) and income before tax for the major segments of the business.


                               Six months ended June 30,
(amounts in million EUR)             2000    1999

Revenues:
Americas                             8,340   3,471
The Netherlands                      3,202   3,050
United Kingdom                       3,250   2,371
Other Countries                        524     440
Other                                   39      47

                                    ------   -----
                                    15,355   9,379

Income before tax:
Americas                               950     513
The Netherlands                        450     418
United Kingdom                         168      79
Other Countries                         24      (4)
Interest charges and other            (172)    (93)

                                    ------   -----
                                     1,420     913

(5) TRANSAMERICA NON-INSURANCE OPERATIONS

In the income statement for the first six months of this year, the dividends from the leasing, lending and real estate information businesses of Transamerica have offset the financing costs related to these operations, resulting in a neutral effect on AEGON's earnings.

In connection with AEGON's decision to retain the non-insurance business acquired in the Transamerica transaction, effective June 30, 2000 the non-insurance businesses are carried in the balance sheet at their net asset value of EUR 1.7 billion as unconsolidated holdings, while the net income of the non-insurance businesses will be included in AEGON's earnings beginning July 1, 2000.

The following summarized balance sheet and income statement present the non-insurance operations based upon the Transamerica historical US GAAP reporting. For purposes of the balance sheet the unallocated excess of the purchase price over the historical carrying amount of the net assets has been recorded as a single amount and included in the line item "Other assets". Also included in "Other assets" is EUR 1.9 billion of assets held for sale.

Summarized balance sheet:
(amounts in million EUR)                                                     June 30, 2000
Finance receivables, net of unearned charges and allowances for bad debts            9,169
Equipment held for leases                                                            2,233
Other assets                                                                         5,178
Total assets                                                                        16,580

Notes and loans payable                                                             10,939
Accounts payable and other liabilities                                               1,979
Shareholders' equity                                                                 3,662
Total liabilities and shareholders' equity                                          16,580

Operating income, which excludes gains and losses on the sale of business units, for Transamerica's non-insurance businesses was 5% lower than comparable 1999 results. Lower leasing rates in the marine container leasing business offset the strong performance of the commercial financing businesses. Higher mortgage interest rates had an adverse impact on mortgage originations and refinancing, which are key drivers of the real estate information business.

Summarized income statement:                                              Six months ended
                                                                             June 30, 2000
Financing charges                                                                      561
Leasing revenue                                                                        358
Real estate revenue                                                                    147
Other                                                                                   87
Total revenue                                                                        1,153


Operating income for Transamerica's non-insurance businesses for the first half of 2000 (reporting based on Transamerica's historical US GAAP) amounted to:

(amounts in EUR million)

Transamerica Finance Corporation                                                        79
Real Estate Information                                                                 10
Other                                                                                   (4)
                                                                                       ---
Total                                                                                   85

Dividend declared                                                                       79
Funding costs on the related raised debt                                               (79)
                                                                                       ---
Income from participations                                                               0

(6) SUBSEQUENT EVENTS

On July 24, 2000 AEGON announced its decision to retain the non-insurance businesses acquired with the Transamerica transaction. Effective June 30, 2000 the non-insurance businesses are carried in the balance sheet at net asset value as unconsolidated participations, while the net income of the non-insurance businesses will be included in AEGON's earnings beginning July 1, 2000. Since their acquisition the non-insurance businesses have been accounted for as equity participations and carried at cost while only dividends declared by these businesses were included in earnings to an amount that offset the financing costs. The difference between net asset value and the prior carrying value of EUR 2.0 billion has been charged as goodwill directly to equity. Sales of several segments are under discussion and have resulted in the announcement of the following transactions: the sale of the tank segment for approximately USD 260 million, the sale of the North American Intermodal division on July 28, 2000 and the sale of Intellitech on August 2, 2000. The announced sales will not have any material effect on AEGON's earnings and will result in modest book gains which will directly be credited to shareholders' equity.

On August 3, 2000 AEGON announced that it has completed the sale of its banking subsidiary Labouchere to Dexia, which was already announced on March 14, 2000. Dexia paid AEGON approximately EUR 900 million for Labouchere. AEGON will use the proceeds from the sale to redeem outstanding debt, while the book profit of approximately EUR 600 million will be credited directly to shareholders' equity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Introduction
------------

AEGON operates in various countries throughout the world, offering a variety of products including those having investment risk characteristics, life insurance protection, health and casualty insurance protection and retirement benefit programs. These products are offered to and acquired by individuals, of a variety of ages, as well as corporations and other institutions.

The following discussion is based on the consolidated financial statements of AEGON prepared in accordance with Dutch Accounting Principles for the six months ended June 30, 2000 and is compared to the six months ended June 30, 1999.

Summary of revenues for the six months ended June 30, 2000 and 1999.


Revenues                                    Americas         The   United       Other   First six  First six
                                                     Netherlands  Kingdom   Countries      months     months
in million EUR                                                                               2000       1999
------------------------------------------------------------------------------------------------------------
Gross premiums
Life general account single                     508          313      137           8        966        451
Life general account recurring                2,522          405      297          80      3,304      1,191
Life policyholders account single               478          372    2,179         103      3,132      2,251
Life policyholders account recurring             77          862      573          64      1,576      1,396
-----------------------------------------     -----        -----    -----         ---     ------      -----
Total Life insurance                          3,585        1,952    3,186         255      8,978      5,289
Accident and Health insurance                 1,011           88        -          37      1,136        741
General insurance                                 3          235        -         163        401        428
-----------------------------------------     -----        -----    -----         ---     ------      -----
Total gross premiums                          4,599        2,275    3,186         455     10,515      6,458
Investment income insurance activities        3,741          731       64          69      4,605      2,544
Income from banking activities                    -          196        -           -        196        330
-----------------------------------------     -----        -----    -----         ---     ------      -----
Total revenues business units                 8,340        3,202    3,250         524     15,316      9,332
Income from other activities                                                                  39         47
-----------------------------------------                                                 ------      -----
Total revenues                                                                            15,355      9,379

Investment income for the account
of policyholders                                539          459      (74)          7        931      4,130

Commissions and expenses business units       1,396          276      181         111
Commissions and expenses                                                                   1,981      1,316

Gross margin business units/1/                2,346          726      349         135
Gross margin/1/                                                                            3,401      2,229

Gross deposits in:
  Annuities and GICs                                                                      12,308      5,125
  Savings accounts                                                                         1,916      1,838

/1/ Calculated as the sum of income before tax and commissions and expenses.

The following table presents a summary of net income for the first six months of 2000, geographically and by activity, in euro. In order to better reflect the underlying earnings development in the various countries, expenses related to the Group overhead are not included in the business units' results, but in the line "Interest charges & Other".


Net income                          Americas/1/         The    United       Other     First six   First six    Increase
                                                Netherlands   Kingdom   Countries/2/     months      months     on 1999
in million EUR                                                                             2000        1999
-----------------------------------------------------------------------------------------------------------------------

Life insurance (including annuities)     876           354       168           11       1,409         846         67%
Accident & Health insurance               73            12         -            3          88          73         21%
General insurance                          1            13         -           10          24           8        200%
Banking activities                         -            71         -            -          71          79       (10)%
Interest charges & Other                                                                 (172)        (93)        85%
--------------------------------------                                                  -----        ----       ----
Income before tax business units         950           450       168           24
Income before tax                                                                       1,420         913         56%
Corporation tax business units          (329)         (108)      (45)          (2)
Corporation tax                                                                          (412)       (234)        76%
--------------------------------------                                                  -----        ----       ----
Net income business units                621           342       123           22
Net income                                                                              1,008         679         48%

Net income business units
first six months 1999                    335           329        60           (6)
Increase on 1999                          85%            4%      105%
Increase on 1999 excluding Labouchere/3/                 9%

/1/ The figures under `Americas' include the results of AEGON in the USA, Canada and Mexico.
/2/ The figures under `Other countries' include the results of the operations in
    Hungary, Spain, Germany, Belgium, Taiwan and the Philippines.
/3/ The percentage increase on income before tax without Labouchere amounts to 14%.

Life insurance income before tax increased 67% to EUR 1,409 million in the first six months of this year (89% of AEGON's total earnings). The operations in the Americas (USA, Canada, Mexico) contributed to life insurance earnings in the amount of EUR 876 million (USD 842 million) in the first half, which is 62% of the total income before tax in this product group. The inclusion of earnings from Transamerica was the largest factor behind the 71% increase in US dollars. Beginning with the nine months results earnings comparisons will show lower increases, since Transamerica's earnings contribution will be included in the figures for both periods. Life insurance results in the Netherlands rose 13% to EUR 354 million in the first half, which is 25% of AEGON's total income before tax in this product group. The increase in premium income was 16%, while commissions and expenses excluding Labouchere were 3% lower, contributing to the overall margin improvement of AEGON The Netherlands. The inclusion of earnings of the Guardian activities, acquired last year, is a major factor behind the 94% increase (in GBP) in life insurance earnings from the UK. AEGON UK posted a 113% higher income before tax in euro (totaling EUR 168 million for the first half of this year; 12% of the Group's life insurance income before tax). The growing operations in other countries contributed EUR 11 million to the Group's life insurance income before tax.

Accident & health insurance results totaled EUR 88 million in the first half, marking an increase of 21% over the first six months of 1999. Accident & health insurance results in the Americas rose 20% in euro, which includes the positive effect of the higher average exchange rate. The increase in dollars amounted to 6%, with accident & health insurance income before tax totaling USD 70 million (EUR 73 million) in the first six months of this year.

In the Netherlands, pre-tax profit in this product group increased 20% to EUR 12 million in the first half. Accident & health insurance income from the operations in other countries totaled EUR 3 million.

Profit before tax from general insurance activities for the first six months of the year tripled, rising to EUR 24 million. The earnings contribution from AEGON The Netherlands in this product group totaled EUR 13 million (first half 1999:
EUR 17 million) and were negatively affected by claims related to the explosion of a fireworks factory and EUR 10 million from other countries (first half 1999:
EUR -10 million). Our insurance joint venture in Mexico accounted for the remaining EUR 1 million profit in this product group. Revenues in general insurance decreased mainly as a result of the divestiture of NOWM in the Netherlands at the end of 1999 and also because of tighter underwriting policies in all our general insurance operations in various countries.

Income before tax for the first six months of this year from the banking activities totaled EUR 71 million and include the results from AEGON Bank and the first quarter earnings contribution from Labouchere. On a comparable basis, adjusted for the sale of Labouchere, income before tax from the banking activities increased 69%.

Results of operations
---------------------
The following discussion is based on the results of the operations in the various countries.

The Americas
------------

Net income from the Americas totaled USD 597 million for the first six months of this year. Pre-tax income rose 64% in dollars to USD 913 million. The inclusion of earnings from Transamerica insurance operations (approximately USD 287 million before tax) was the dominant factor behind the overall increase. The gross margin of our operations in the Americas increased 63%, while commissions and expenses increased 62% compared to the first half of 1999.

Operational benefits of the merger of AEGON USA and Transamerica activities are beginning to emerge as the integration and restructuring efforts proceed ahead of schedule. New business volumes have increased significantly and cost synergies are now expected to approach USD 200 million in annual savings.

Life insurance results in the first half year totaled USD 842 million before tax (1999: USD 491 million).

Life insurance premium income (excluding annuity and GIC deposits) totaled USD 3,446 million in the first six months (1999: USD 1,208 million). The increase was in large part due to the inclusion of Transamerica premium income - totalling USD 1,683 million in the first half - and to an increase in Bank Owned Life Insurance (BOLI) single premium production and variable universal life premium.

Gross annuity and GIC deposits totaled USD 11,831 million in the first six months (1999: USD 5,581 million).

Income before tax in the product group "Accident & Health Insurance" totaled USD 70 million in the first six months (1999: USD 66 million). Results were adversely influenced by a discontinued block of business. Accident & health insurance premium income totaled USD 972 million (1999: USD 675 million).

The results for the first half of Seguros Banamex AEGON and Afore Banamex AEGON in Mexico further increased, reflecting the continued favorable development of these businesses.

The Netherlands
---------------

Net income from AEGON The Netherlands totaled EUR 342 million for the first six months of this year (1999: EUR 329 million). Excluding earnings from bank Labouchere for 1999 and 2000, net income in the Netherlands increased 9%. Including the EUR 31 million of net earnings from bank Labouchere in the first quarter of this year and EUR 44 million in the first six months of 1999, net income in the Netherlands increased by 4% to EUR 342 million. Income before tax increased 8% to EUR 450 million. On a comparable basis (i.e. excluding the earnings contribution from Labouchere), income before tax rose 14%. On a comparable basis (excluding Labouchere) gross margin increased 6%, while commissions and expenses decreased by 3%. The increase in earnings was driven by a strong growth in life insurance premium income, while expense levels were kept close to previous year's, resulting in an improved coverage of fixed costs.

Life insurance income before tax rose 13% to EUR 354 million. Life insurance premium income was up 16% in the first six months, totaling EUR 1,952 million. Recurring life insurance premium income increased 6% to EUR 1,267 million. New tax rules are believed to have impacted new recurring premium production temporarily, as new products are being introduced to respond to the changed circumstances. Although new production of recurring premium was below last year, new production of single premiums increased substantially, reflecting the strong performance with regard to both pensions and the personal life insurance units.

Non-life insurance income for the first half totaled EUR 25 million before tax (1999: EUR 27 million). General insurance results were adversely affected by claims related to the explosion of a fireworks factory in Enschede totaling EUR 11 million gross and EUR 8 million after reinsurance. This was partly offset by a EUR 4 million release from the millennium claims reserve.

The continued good sales and a continued good investment spread supported the strong earnings performance of AEGON Bank. The sale of Labouchere was completed in August 2000. Only the first quarter earnings of Labouchere are included in the consolidated accounts for 2000. Despite the fact that Labouchere's earnings were not included for the second quarter, bank earnings decreased by only 10% driven by the strong performance of AEGON Bank.

United Kingdom
--------------

Net income from AEGON UK totaled GBP 75 million (EUR 123 million) for the first six months of this year. Income before tax increased 94% in pounds sterling to GBP 103 million, including the GBP 43 million earnings contribution from the acquired Guardian businesses. Gross margin increased by 84% and commissions and expenses by 76%.

The earnings performance of the AEGON UK operations was strengthened by the continuing integration of the Guardian businesses with Scottish Equitable.

Premium income for the first six months of this year increased 24% and totaled GBP 1,950 million, including GBP 211 million from the Guardian portfolio (first half 1999: GPB 1,569 million, before the Guardian acquisition).

New premium production, measured on a standardized basis, including Guardian, increased by 20%.

Other countries
---------------
Net income from the activities in other countries totaled EUR 22 million in the first six months (1999: EUR 6 million loss).

Life insurance premium income rose to EUR 255 million for the first half of this year (1999: EUR 172 million) and life insurance income before tax totaled EUR 11 million (1999: EUR 4 million). Life insurance earnings in Hungary showed a firm increase. The MoneyMaxx product was launched in Hungary in early April. The positive contribution from Covadonga, a company acquired in January of this year, strengthened the increase in life insurance results in Spain.

General insurance results from the operations grouped under "other countries" totaled EUR 10 million (first half 1999: EUR 10 million loss). The non-life insurance activities in Spain returned profitable in the first quarter of this year and continued to do so.

Capital gains
-------------

In the first half of this year, EUR 363 million of realized and unrealized gains from the general account equities and real estate portfolio were credited to the revaluation account. EUR 267 million was released from the revaluation account as indirect return to the Group's earnings before tax (1999: EUR 153 million).

Net income and net income per share
-----------------------------------

Net income in the first six months of 2000 totaled EUR 1,008 million (up 48%) and net income per share increased by 29% to EUR 0.76. The autonomous increase in net earnings and net earnings per share amounted to 14%. The Transamerica and Guardian acquisitions accounted for an additional increase in first six months earnings per share of around 5% and 3% respectively, while several other acquisitions and divestitures together had a negative effect of about 1%. Currency exchange rate movements had a positive effect on earnings per share of just over 8%. This adds up to the overall 29% increase in net income per share.

The increase in total income before tax of 56% exceeds the rise of 48% in net income, due to the increase in the effective corporate tax rate. The effective corporate tax rate increased from 26% in the first six months of 1999 to 29% in the same period of this year. This has been caused by an increase in the effective tax rate for the Netherlands, as well as by the increased proportion of earnings coming from the Americas and the UK.

Investments
-----------

Total investments at June 30, 2000, excluding investments for the account of policyholders, reached EUR 120 billion, an increase of EUR 7 billion over year-end 1999. Investments for the account of policyholders increased by EUR 7 billion to EUR 115 billion. The investments for the account of policyholders are composed of about 64% in equities and 36% in fixed income investments.

Capital and funding
-------------------

At June 30, 2000, shareholders' equity totaled EUR 12,376 million, compared to EUR 13,543 million at year-end 1999. The decrease in shareholders' equity is for a large part caused by a goodwill charge, related to the required accounting change regarding Transamerica's non-insurance operations. The retention of earnings, higher capital gains and the higher period-end exchange rates for the US dollar and the British pound against the euro all had a positive effect on shareholders' equity.

Certain effects of US Accounting Principles
-------------------------------------------
Net income for the six months ended June 30, 2000 based on US Accounting Principles was EUR 1,429 million compared to EUR 987 million in the six months ended June 30, 1999.

An analysis of the difference between Dutch and US Accounting Principles is provided in Note 3 to the condensed consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity in the insurance industry generally refers to the ability of a company to meet all of its cash requirements with funds provided from normal cash flow from operations. AEGON's net cash provided by operations, calculated in accordance with International Accounting Standard No. 7, for the six months ended June 30, 2000 amounted to EUR 9.0 billion. Net cash used in investing activities was EUR 9.6 billion, while net cash provided by financing activities amounted to EUR 0.7 billion for the first six months 2000.

Cash flow from operations has been sufficient to fund normal operating needs. Due to continuous positive cash flows, AEGON has never encountered difficulties in arranging desired short-term borrowings. AEGON anticipates that cash flow will continue to be sufficient to service its fixed and other obligations as they become due. When capital market circumstances are attractive, AEGON periodically borrows short term funds to invest in anticipation of premium receipts expected in the near future from interest-sharing policies in order to fix a positive spread between the yield earned on the investment and the interest to be paid on the related policies.

The Company's long-term liabilities increased from EUR 3,703 million at year-end 1999 to EUR 3,959 million at June 30, 2000. Capital securities and subordinated (convertible) loans increased to EUR 2,050 million at June 30, 2000 from EUR 2,032 million at year-end 1999.

Reflecting AEGON's strategic decision to retain Transamerica's non insurance business, Standard & Poor's has downgraded on July 24, 2000 AEGON's long term counterparty credit rating to double A minus from double A.

As a holding company, AEGON is dependent on dividends from, and repayment of debt obligations of its subsidiaries for cash to meet its operating expenses and pay dividends to its shareholders. Certain of AEGON's direct and indirect subsidiaries in the US are subject to restrictions on the amount of dividends and debt repayments that can be made to AEGON and its affiliates. AEGON does not believe that such restrictions constitute a material limitation on its ability to meet its obligations.


FORWARD LOOKING INFORMATION

The statements contained in this report, which are not historical facts, are forward-looking statements. When included in this report, the words "expects", "intends", "anticipates", "estimates", and analogous expressions are intended to identify forward-looking statements. Such statements inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, general economic and business conditions, competition, changes in financial markets (credit, currency, commodities and stocks), changes in foreign, political, social and economic conditions, regulatory initiatives and compliance with governmental regulations, judicial decisions and rulings, and various other matters, many of which are beyond the Company's control. These forward-looking statements speak only as of the date of this Report. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.